UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 30, 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:    ☒        Form 40-F:    ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:     ☐         No:    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:    ☐         No:    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:    ☐         No:    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor	2Q10
Relations

Simples Assim

Press Release

Consolidated information and results

(unaudited)

This report contains the operational and financial data for Tele Norte Leste Participações and its direct and indirect subsidiaries on

the SECOND quarter of 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

www.oi.com.br/ir

UPCOMING EVENTS: CONFERENCE CALLS

PORTUGUESE		ENGLISH

DATE:	Friday, July 30, 2010 10:00am (Rio) - 9:00am (NY)	DATE:	Friday, July 30, 2010 11:30am (Rio) - 10:30am (NY)

ACCESS:	Phone: (55 11) 4688-6361 Code: Oi Replay: (55 11) 4688-6312 Available until August 5,2010 Code: 47129	ACCESS:

Phone: 800-860-2442 (U.S.)

    1 412-858-4600 (Brazil / other countries)

Code: Oi

Replay: 877-344-7529 (U.S.)

    1 412 317 0088 (Brazil / other countries)

Available until August 9, 2010 (code 442172 #) dial 1 to start

WEBCAST:	Click here	WEBCAST:	Click here

A complementary presentation will be available before the start of the conference call at http://www.oi.com.br/ir

Tele Norte Leste Participações

Outstanding shares (‘000): 382.632

TNLP3: R$37.70 (127,591 thousand shares)

TNLP4: R$27.00 (255,041 thousand shares)

TNE: US$14.96 ADR

Market Capitalization (Million): R$11,696, US$6,493

Telemar Norte Leste

Outstanding shares (‘000): 238.391

TMAR3: R$60.01 (107,063 thousand shares)

TMAR5: R$49.00 (130,264 thousand shares)

TMAR6: R$45.55 (1,064 thousand shares)

Market Capitalization (Million): R$12,856 US$7,136

Brasil Telecom

Outstanding shares (‘000): 589.789

BRTO3: R$16.00 (203,423 thousand shares)

BRTO4: R$12.14 (386,366 thousand shares)

BTM: US$20.08 PN ADR / US$8.65 ON ADR

Market Capitalization (Million): R$7,945 US$4,410

Notes: (1) Prices at the end of the 2nd Quarter of 2010; (2) Outstanding ex-treasury shares; (3) Market Value based on unadjusted shares.

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Rio de Janeiro, July 29, 2010: Tele Norte Leste Participações S.A. (Bovespa: TNLP4 and TNLP3), Telemar Norte Leste S.A. (Bovespa: TMAR3, TMAR5 and TMAR6) and Brasil Telecom S.A. (Bovespa: BRTO3 and BRTO4) are pleased to announce their results for the second quarter of 2010. This report contains the consolidated data of Tele Norte Leste Participações and its direct and indirect subsidiaries as of June 30, 2010.

1) HIGHLIGHTS

•

Revenue Generating Units (RGUs) totaled 62.6 million in June 2010, rising by approximately 310 thousand users in the quarter and 2.7 million users in 12 months. Oi Mobile remained the leading growth driver, followed by “Oi Velox” fixed broadband internet.

•

Oi Mobile had more than 37 million customers at the end of the period, with net additions numbering 613 thousand customers in the quarter and 3.3 million new users in 12 months. Region III (State of São Paulo) was responsible for 81% of new customers in the last 12 months.

•	In the broadband segment (fixed+mobile), additions amounted to 109 thousand new users, of which 70 thousand were in mobile 3G to end the period with 4.8 million users overall.

•	Consolidated Gross Revenue totaled R$11,568 million in 2Q10, rising 3.4% from 2Q09, underpinned by revenue from mobile services and data transmission.

•	ARPU for Oi Mobile equaled to R$22.4 in 2Q10, amounting to 2.8% growth in the quarter and 6.7% growth compared to 2Q09.

•

Consolidated EBITDA reached R$2,674 million in 2Q10 with a 36.2% margin, expanding 5.6% compared to the previous quarter and 9.2% based on recurring EBITDA in 2Q09. The cost-cutting benefits associated with the operational tie-up with Brasil Telecom are already evident. These are present in virtually every item, as well as the policy of leveraging profitability of the mobile base, without following its competitors in expanding the base at any cost.

•

Net Earnings reached R$444 million in 2Q10 (equivalent to R$1.160/share or US$0.6482/ADR), totaling R$940 million in the first half of 2010, up from a loss in 1H09. This performance was mainly attributed to a better operating results and the synergies.

•	Consolidated Net Debt fell by R$315 million in 2Q10, ending the quarter at R$20,955 million. Net Debt to Recurring EBITDA stood at 2.1 times in the last 12 months.

•	Cash Generation before capex reached R$1.7 billion, totaling R$4.1 billion in the first half of the year.

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Table 1 – Consolidated Financial Indicators

	Quarter							Half-Year
TNL Consolidated - R$ million	2Q09	1Q10	2Q10	QoQ		YoY		1H09	1H10	YoY
Net Revenue	7,302	7,462	7,394	-0.9%		1.3%		14,789	14,855	0.4%
EBITDA	2,449	2,532	2,674	5.6%		9.2%		4,826	5,206	7.9%
EBITDA Margin (%)	33.5%	33.9%	36.2%	2.3	p.p.	2.7	p.p.	32.6%	35.0%	2.4	p.p.
Net Earnings	-146	496	444	-10.5%		—		-135	940	—

Net Debt	21,638	21,270	20,955	-1.5%		-3.2%		21,638	20,955	-3.2%
Available Cash	7,968	8,669	11,400	31.5%		43.1%		7,968	11,400	43.1%
CAPEX	940	372	446	19.9%		-52.6%		1,845	818	-55.7%
Net Debt / EBITDA	2.2	2.1	2.1	0.0%		-4.5%		2.2	2.1	-4.5%

TMAR Consolidated - R$ million	2Q09	1Q10	2Q10	QoQ		YoY		1H09	1H10	YoY
Net Revenue	7,284	7,445	7,377	-0.9%		1.3%		14,754	14,823	0.5%
EBITDA	2,459	2,543	2,685	5.6%		9.2%		4,848	5,228	7.8%
EBITDA Margin (%)	33.8%	34.1%	36.4%	2.3	p.p.	2.6	p.p.	32.9%	35.3%	2.4	p.p.
Net Earnings	-178	588	543	-7.7%		—		-175	1,132	—

BRTO Consolidated - R$ million	2Q09	1Q10	2Q10	QoQ		YoY		1H09	1H10	YoY
Net Revenue	2,648	2,638	2,587	-1.9%		-2.3%		5,415	5,225	-3.5%
EBITDA	1,033	867	796	-8.2%		-22.9%		1,951	1,663	-14.8%
EBITDA Margin (%)	39.0%	32.9%	30.8%	-2.1	p.p.	-8.2	p.p.	36.0%	31.8%	-4.2	p.p.
Net Earnings	-1,438	300	237	-21.0%		—		-1,517	537	—

*	EBITDA and EBITDA Margin in 2Q09 are recurring.

2) CONSOLIDATED OPERATING PERFORMANCE:

Revenue Generating Units (RGUs) totaled 62.6 million in 2Q10, rising 4.6% in the past 12 months and 0.5% in the quarter. The expansion of the wireless base (including 3G), mainly in the prepaid segment, in addition to the increase in fixed broadband internet services (“Oi Velox”) led this performance.

Wireline – Oi Fixed

Fixed lines in service decreased in the quarter and year-over-year by 1.5% and 4.6%, respectively. In the year-over-year analysis, we must highlight the impact of the disconnections in Region II in 3Q09 as a result of customers disconnection from the old Pluri plans. The company has been carrying out actions to protect its base through bundles such as “Oi Conta Total” and alternative plans; however, the convergent product Oi Conta Total will begin to be sold in Region II in the third quarter, after the collection systems are ready and sales channels have been trained.

In 2Q10, alternative plans accounted for 63.8% of all fixed lines in service, reaching 13.3 million users

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Broadband – fixed + mobile

The user base for the fixed broadband service totaled 4,307 thousand, 1.0% and 5.9% higher than those in 1Q10 and 2Q09, respectively, accounting for 20.5% of all fixed lines in service in the quarter (20.0% in 1Q10).

Including mini-modem users and mobile data plans, the 3G mobile broadband service reached 556 thousand customers in 2Q10 (of which 474 thousand were mini modem; and 82 thousand were mobile phone), having added 68 thousand customers this quarter and 229 thousand since 2Q09.

The total net addition of broadband clients, including fixed and mobile users, equaled 109 thousand from 2Q10 and 470 thousand in 12 months, increasing 2.3% from 1Q10 and 10.7% from 2Q09.

Wireless – Oi Mobile

With 613 thousand net additions since 1Q10 and 3,294 thousand since 2Q09, the mobile customer base reached 37,226 thousand in 2Q10. Region III (São Paulo) was once again responsible for 92% of all new clients in the quarter.

Customers in the wireless segment made up 59.5% of all revenue generating units.

“Oi Controle” already had 1,698 thousand users at the end of 2Q10, having grown 12.0% and 23.9% in the quarter and year-over-year, respectively. Oi has encouraged some post-paid customers to migrate to this plan, which is more adequate for their consumption profile.

It must be noted that this plan has post-paid features due to its recurring revenue, provided that the customer does not receive a bill, but authorizes a monthly debit on their credit card.

The prepaid user base, which represents 83% of the total base, reached 31,015 thousand in 2Q10, having expanded 1.2% in the quarter and 8.7% compared with 2Q09.

With 4,514 thousand users, the post-paid client base rose by 1.7% from 1Q10 and 12.3% compared with 2Q09.

The “Oi Conta Total” plan totaled 1,421 thousand customers, growing 0.9% compared with 2Q09, equaling 38.7% of the post-paid base in Region I, the area where the product is available at the moment. Following the launch of “Oi Conta Total” in Region II, slated for September 2010, Oi expects to again boost growth for the “Oi Conta Total” plans.

Video – Oi TV

The Pay TV service through DTH technology was expanded during May 2010 to three new areas (Bahia, Sergipe and Espirito Santo), totaling eight states where the product is available.

The company cleaned the customer base, reducing the final base by 18 thousand clients compared with 1Q10. Since the product was launched, the company has been working on improving its operational procedures to make the product more profitable. The company reinforcedthe importance of offering DTH services to make its wireline customer base loyal to Oi. Therefore, it has sought more sales efforts, directing the product’s offer to Oi’s fixed clients with a satisfactory credit profile.

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Table 2 – Consolidated Operational Indicators

	2Q09	1Q10	2Q10	QoQ		YoY
Wireline Services - “Oi Fixo”
(a) Lines in Service (‘000)	21,753	21,085	20,759	-1.5%		-4.6%
Residential	15,459	15,025	14,778	-1.6%		-4.4%
Commercial	5,442	5,211	5,131	-1.5%		-5.7%
Public Telephones	852	850	849	-0.1%		-0.4%
Alternatives Plans (‘000)*	11,332	13,284	13,252	-0.2%		16.9%
Proportion of Lines in Service (%)	52.1%	63.0%	63.8%	0.8	p.p.	11.7	p.p.
ARPU Fixed (R$)	57.3	55.5	55.2	-0.5%		-3.7%
Fixed Broadband Services - “Oi Velox”
(b) Fixed Broadband Subscribers (‘000)	4,066	4,266	4,307	1.0%		5.9%
Proportion of Lines in Service (%)	18.5%	20.0%	20.5%	0.5	p.p.	2.0	p.p.
ARPU Fixed Broadband (R$)	43.1	42.1	42.6	1.2%		-1.2%
Wireless Services - “Oi Móvel”
(c) Mobile Subscribers (‘000)	33,932	36,613	37,226	1.7%		9.7%
Pre-Paid Plans	28,540	30,660	31,015	1.2%		8.7%
Post-Paid Plans	4,020	4,437	4,514	1.7%		12.3%
Oi Control	1,371	1,516	1,698	12.0%		23.9%
Oi Conta Total (‘000)**	1,408	1,453	1,421	-2.2%		0.9%
3G Clients (‘000)	327	488	556	13.9%		70.0%
Market Share Oi (%) - Brazil	21.3%	20.4%	20.1%	-0.3	p.p.	-1.2	p.p.
Proportion of Net Additions in Brazil (%)	35.3%	9.7%	10.2%	0.5	p.p.	-25.1	p.p.
Monthly Churn rate (%)	3.5%	3.3%	3.4%	0.1	p.p.	-0.1	p.p.
ARPU Mobile (R$)	21.0	21.8	22.4	2.8%		6.7%
Vídeo - “Oi TV”
(d) Pay TV Subscribers (‘000) ***	62	283	265	-6.4%		327.4%
RGU - Revenue Generating Unit (a+b+c+d) (‘000)	59,813	62,247	62,557	0.5%		4.6%

*	Alternative plans include “Planos de Minutos,” “Plano Economia,” “Digitronco,” “PABX Virtual” and others.
**	Includes Oi Conta Total Professional
***	Includes users in DTH, launched in July 2009

3) CONSOLIDATED FINANCIAL RESULTS:

3.1) Revenue:

Consolidated gross revenue totaled R$11,568 million in 2Q10, expanding by 3.4% compared with 2Q09 and 0.2% from the previous quarter, totaling R$23.1 billion in the first half of 2010. Consolidated net revenue reached R$7,394 million in 2Q10, up by 1.3% compared with 2Q09 and stable compared with the previous quarter, proving that the company is managing to offset the drop in voice revenue in the fixed segment with the growth of mobile and broadband revenues. In the first six months of the year, net revenue totaled R$14.9 billion, slightly higher than the same period in 2009.

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Table 3 – Breakdown of Consolidated Gross Revenue

	Trimestral					Semestral			Composição %
R$ Milhões	2T09	1T10	2T10	Δ Trim. (%)	Δ Ano (%)	1S09	1S10	Δ Ano (%)	1S09	1S10
Telefonia Fixa	8,763	8,842	8,674	-1.9	-1.0	17,690	17,516	-1.0	78.9	75.8

Local (ex - VC1)	3,278	3,244	3,229	-0.5	-1.5	6,567	6,473	-1.4	29.3	28.0
Fixo Móvel Local (VC1)	1,129	1,020	991	-2.8	-12.2	2,281	2,010	-11.9	10.2	8.7
Longa Distância FF + SMP	1,141	1,215	1,068	-12.1	-6.4	2,362	2,283	-3.3	10.5	9.9
Fixo Móvel (VC2/3)	349	335	309	-7.8	-11.5	728	644	-11.5	3.2	2.8
Uso da Rede	192	239	225	-5.9	17.2	422	464	10.0	1.9	2.0
Dados	2,114	2,277	2,362	3.7	11.7	4,193	4,639	10.6	18.7	20.1
Telefones Públicos	250	165	153	-7.3	-38.8	499	318	-36.3	2.2	1.4
Serviços Adicionais / Voz Avançada	310	347	336	-3.2	8.4	638	683	7.1	2.8	3.0

Telefonia Móvel	2,354	2,601	2,805	7.8	19.2	4,624	5,406	16.9	20.6	23.4

Serviços	2,254	2,545	2,741	7.7	21.6	4,434	5,286	19.2	19.8	22.9
Assinatura	542	609	660	8.4	21.8	1,076	1,268	17.8	4.8	5.5
Chamadas Originadas	885	948	1,020	7.6	15.3	1,748	1,968	12.6	7.8	8.5
Roaming	27	39	30	-23.1	11.1	62	69	11.3	0.3	0.3
Uso de Rede	566	611	631	3.3	11.5	1,082	1,242	14.8	4.8	5.4
Dados / Valor Adicionado	234	338	401	18.6	71.4	466	738	58.4	2.1	3.2
Revenda de Aparelhos	100	56	64	14.3	-36.0	190	121	-36.3	0.8	0.5

Outros serviços*	66	101	89	-11.9	34.8	112	190	69.6	0.5	0.8

Telefonia Fixa - Bruta	8,763	8,842	8,674	-1.9	-1.0	17,690	17,516	-1.0	78.9	75.8
Telefonia Móvel - Bruta	2,354	2,601	2,805	7.8	19.2	4,624	5,406	16.9	20.6	23.4
Outros serviços - Bruta	66	101	89	40.3	34.8	112	190	69.6%	0.5	0.8

Receita Bruta Total	11,184	11,545	11,568	0.2	3.4	22,426	23,113	3.1	100.0	100.0

Receita Líquida Total	7,302	7,462	7,394	-0.9	1.3	14,789	14,855	0.4	100.0	100.0

Telefonia Fixa - Líquida	5,704	5,659	5,521	-2.4	-3.2	11,687	11,180	-4.3	79.0	75.3
Telefonia Móvel - Líquida	1,570	1,726	1,810	4.9	15.3	3,036	3,536	16.5	20.5	23.8
Outros serviços - Líquida	28	77	63	(18.2)	125.0	66	139	110.6	0.4	0.9

*	Pay-TV and Oi Paggo

Wireline Services:

Gross revenue from fixed services fell 1.9% compared with 1Q10 and 1.0% compared with the year-ago period.

For another quarter, the positive highlight was the increase in revenue from data transmission services, which expanded 3.7% in the quarter and 11.7% from 2Q09. This item, combined with revenue from fixed network usage (which increased 17.2% from 2Q09), partially offset the reduction in wireline revenues seen in the past 12 months.

Local Service:

Fixed-to-Fixed Local (ex-vc1)(subscription, traffic, installation fees)	Revenue from fixed-to-fixed local service decreased 0.5% compared with 1Q10 due to smaller traffic and a lower base for fixed lines in service. Year-over-year, the reduction of the fixed line base hurt this account, besides lower smaller traffic. The soccer World Cup had an impact on this service’s revenue, especially on the days when the Brazilian squad played.

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Fixed-to-Mobile: (VC1)	Revenue from the local fixed-to-mobile service decreased 2.8% and 12.2% compared with 1Q10 and 2Q09, respectively. The greater subsidy for traffic (minute bonuses) offered by the mobile operators, associated with the fixed-to-mobile substitution trend, influenced such behavior.

Long Distance Services FF + SMP + VC2 and VC3:

Revenue from long distance services fell 6.4% in the quarter and 12.1% from 2Q09, as a result of lower long-distance traffic, which was affected by more promotions made by mobile operators’ on-net long-distance traffic offers.

Once again, the reduction in traffic during the World Cup must be emphasized.

Remuneration for Network Usage:

Remuneration for network usage, after the R$112 million elimination for inter-company transactions, dropped 5.9% from the prior quarter and rose 17.2% compared with the same period last year. The year-over-year increase is due to the inclusion of calls to fixed telephones in the bonus offered by mobile operators.

Data Communication Services:

Revenue from data transmission services rose 3.7% in the quarter and 11.7% compared with 2Q09. For another quarter, data revenue growth was driven by the “Oi Velox” fixed broadband service, which is still expanding its customer base, despite the strong expansion seen in the number of mobile broadband users. It must be noted that the corporate customer segment has contributed to this good performance.

Wireless Segment:

The Company’s policy of boosting profitability from its customer base in the mobile segment made its gross revenue from the mobile segment total R$2,805 million in 2Q10, expanding by 7.8% from the prior quarter and 19.2% from 2Q09. The quarter-over-quarter gain was mainly driven by higher revenues from subscription, outgoing calls, data and value added. When compared to 2Q09, the increase in revenue from network use also contributed to expand revenue.

Subscription revenue grew 8.4% from 1Q10 and 21.8% from 2Q09, as a result of the expansion of the post-paid customer base as well as an Improved ARPU. Revenues from outgoing calls rose 7.6% in the quarter and 15.3% compared with 2Q09. It must be highlighted that the positive contribution from the product “Oi Bonus Extra,” which encourages the client to increase his recharge with a minutes package that can be five- fold higher to talk to another Oi or a fixed-line Oi. This product aims to boost ARPU growth for these type of customers.

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Consolidated revenue from mobile network use recorded a 3.3% increase in the quarter and 11.5% compared with 2Q09. This revenue is positively influenced by the increase in the customer base in Regions I and III and the bonus offered by the wireless operators (on-net calls and calls to fixed telephones), given that customers have unused balance for off-net calls (to other mobile operators).

Revenue from “data/value added” increased 18.6% and 71.4% compared with 1Q10 and 2Q09, respectively. The increase in SMS services was boosted by promotions selling SMS packages shown during the World Cup matches. The growth in 3G users also helped increase revenue.

The ARPU of Oi Mobile equaled R$22.4 in 2Q10, amounting to 2.8% growth in the quarter and 6.7% compared with 2Q09. Year-over-year, we must highlight the increase in the mobile operation customer base in São Paulo, still incipient in 2Q09. Region III (SP) has the biggest ARPU in the country (R$27.9 in 2Q10).

3.2) Operating Expenses:

Operating expenses (excluding depreciation/amortization) totaled R$4,719 million in 2Q10, falling 4.3% quarter-over-quarter and 28.7% year over year. It must be noted that in 2Q09 there were non-recurring expenses of R$1,769 million stemming from several provisions for contingencies and other adjustments linked to the integration process with BrT.

Table 4 – Breakdown of Operating Expenses

	Quarter					Half-year
COST AND EXPENSES
Item - R$ million	2Q09	1Q10	2Q10	QoQ (%)	YoY (%)	1H09	1H10	Chg. (%)
Interconnection	1,325	1,354	1,208	-10.8	-8.8	2,646	2,562	-3.2
Personnel	451	391	405	3.6	-10.2	945	796	-15.8
Materials	116	77	59	-23.4	-49.1	213	136	-36.2
Handset Costs/Other (COGS)*	150	41	49	19.5	-67.3	344	91	-73.5
Third-Party Services	1,770	1,694	1,720	1.5	-2.8	3,515	3,414	-2.9
Marketing	153	124	118	-4.8	-22.9	283	242	-14.5
Rent and Insurance	394	360	389	8.1	-1.3	783	749	-4.3
Provision for Bad Debts	406	305	247	-19.0	-39.2	804	552	-31.3
Other Operating Expenses (Revenue), Net	1,857	584	524	-10.3	-71.8	2,385	1,108	-53.5

TOTAL	6,623	4,930	4,719	-4.3	-28.7	11,918	9,649	-19.0

*	Other: sim card, mini modem, TV transmission equipment and mobile phone peripherals.
**	Reflects the quarterly balance sheet as of June 2009, which was filed again in March 2010

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Interconnection:

Consolidated interconnection costs totaled R$1,208 million in 2Q10, dropping by 10.8% and 8.8% in the quarter and year on year, respectively. These were influenced mostly by higher on-net traffic at Oi. It must be highlighted that this expense item is benefited by the insourcing of operations that were previously made with companies outside of the group. This is one of the synergy items that stemmed from the tie-up with BrT.

Personnel:

Personnel-related spending totaled R$405 million in 2Q10, remaining stable in the quarter and declining by 10.2% compared with 2Q09. This annual drop stems from spending on workforce optimization that took place in 2009 during the integration process of Oi and BrT.

Handset Costs and Others (COGS):

Handset costs and others (COGS) declined 67.3% year-over-year and were mostly stable compared with 1Q10.

The decision of adopting in Region II the strategy of subsidizing only the post-paid handsets sold to the corporate segment, and the sale of just sim cards in the prepaid segment, have been reducing the acquisition cost for clients and, as a result, the COGS.

Third-Party Services:

Spending on third-party services totaled R$1,720 thousand in 2Q10, in a 1.5% rise from the previous quarter and a 2.8% fall year-over-year. The quarterly increase is manly a product of higher spending on sales commission in the post-paid segment. The annual reduction is concentrated on plant maintenance, because the service was made by just a few suppliers.

Marketing:

Spending on marketing totaled R$118 million in 2Q10, decreasing by 4.8% and 22.9% compared with 1Q10 and 2Q09, respectively. Lower spending on promotions and events had a positive influence on the annual change. Also, 2Q09 was impacted by the launch of offers and the unification of the brand in Region II.

Provision for Bad Debts:

The provision for bad debts declined by 39.2% compared with 2Q09 and by 19.0% compared with 1Q10, providing a positive contribution, especially the reduction in wireline services. It must be highlighted that the first quarter of the year has historically a higher provision for bad debts, compared with the other quarters. The year-over-year reduction stems mainly from the fact the economy was still recovering in 2Q09. The provision for bad debts accounted for 2.1% of gross revenue in 2Q10 compared to 2.6% in 1Q10 and 3.6% in 2Q09.

07/29/2010	www.oi.com.br/ir	9

Other Operating Expenses (Income):

“Other operating expenses (Income)” reached R$524 thousand in 2Q10, in a 10.3% reduction compared with 1Q10 and 71.8% less than in 2Q09.

The quarterly drop was mainly due to the reversal of a tax provision amid favorable decisions obtained by the Company’s subsidiaries in lawsuits. The year-over-year analysis is impacted by the non-recurring effects related to the contingency provisions, markedly PEX (Expansion Plans) booked at Brasil Telecom in 2Q09.

For a better understanding of the quarterly results, we demonstrate, next, the change in PEX at Brasil Telecom.

	Statement for Expansion Plan
Brasil Telecom - R$ thousand	Contigency	Deposits in Court
Balance on 12/31/2009	2,664,940	3,598,432

Additions	199,928	348,924
Payments	(47,053)	—
Withdrawals	—	(86,544)
Inflation Accounting	3,576	97,512

Balance on 06/30/2010	2,821,391	3,958,324

3.3) Other Items in the Consolidated Result:

EBITDA:

Table 5 – EBITDA and EBITDA Margin

	Quarter							Half-Year
TNL Consolidated	2Q09*	1Q10	2Q10	QoQ		YoY		1H09	1H10	YoY
EBITDA (R$ Mn)	2,449	2,532	2,674	5.6%		9.2%		4,826	5,206	7.9%
EBITDA Margin (%)	33.5%	33.9%	36.2%	2	.3 p.p.	2	.7 p.p.	32.6%	35.0%	2	.4 p.p.

TMAR Consolidated	2Q09	1Q10	2Q10	QoQ		YoY		1H09	1H10	YoY
EBITDA (R$ Mn)	2,459	2,543	2,685	5.6%		9.2%		4,848	5,228	7.8%
EBITDA Margin (%)	33.8%	34.1%	36.4%	2	.3 p.p.	2	.6 p.p.	32.9%	35.3%	2	.4 p.p.

BrTO Consolidated	2Q09	1Q10	2Q10	QoQ		YoY		1H09	1H10	YoY
EBITDA (R$ Mn)	1,033	867	796	-8.2%		-22.9%		1,951	1,663	-14.8%
EBITDA Margin (%)	39.0%	32.9%	30.8%	-2	.1 p.p.	-8	.2 p.p.	36.0%	31.8%	-4	.2 p.p.
*	EBITDA and EBITDA Margin in 2Q09 are recurring.

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Consolidated EBITDA reached R$2,674 million in 2Q10 with a 36.2% margin, expanding 5.6% compared with the prior quarter and 9.2% from the recurring EBITDA in 2Q09. The improvement in EBITDA compared with 1Q10 is basically due to a cost reduction resulting from the synergies obtained in the process of integrating management and operations following the acquisition of Brasil Telecom, and the policy of boosting the profitability from customers in the mobile segment.

TNL PCS, a mobile operator in Regions I and III, posted EBITDA of R$823 million in 2Q10, R$71 million (or 9.5%) higher than in 1Q10. The 39.0% EBITDA margin represents a 1.4 percentage point increase in the period. The mobile operation in São Paulo had a slightly positive contribution. We broke even there during 2Q10, 18 months after the operation started in the region.

Net Financial Income (Expenses):

Net financial expenses totaled R$560 million, decreasing by 2.4% compared with 1Q10 and increasing by 12.9% compared with 2Q09. In the quarter, the reduction in financial expenses was due to a slightly lower net debt, as well as a reduction in the average cost to 110% of the CDI. Compared with 2Q09, the rise in financial expenses was given by the real appreciation versus the U.S. dollar in the same period of last year.

Table 6 – Net Financial Income (Expenses)

	Quarter			Year
R$ Million	2Q09	1Q10	2Q10	1H09	1H10
Financial Income	455	362	494	862	856
Interest on financial investments	206	161	214	411	375
Other financial income	248	201	280	451	481
Financial Expenses	(951)	(936)	(1,054)	(1,988)	(1,990)
Interest on loans and financing	(650)	(582)	(659)	(1,275)	(1,242)
Foreign exchange effect on loans and financing	10	(65)	(81)	(75)	(146)
Other Financial Expenses	(310)	(289)	(314)	(638)	(602)
Net Financial Income (Expenses)	(496)	(574)	(560)	(1,126)	(1,134)

*	Net of foreign exchange hedge result

Depreciation/Amortization:

Consolidated spending on depreciation and amortization was virtually stable compared with the prior quarter and 21.9% lower compared with 2Q09, totaling R$1,134 million in 2Q10.

The reduction stems from a change in the economic service life of the fixed assets, in a move to standardize the economic service life rates of the assets after the acquisition of BrT. The operation’s appraisal was approved in December 2009 by the Company’s Board of Directors, and its effect started to be reflected in the results in 1Q10

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Table 7 – Depreciation and Amortization

	Quarter					Year
R$ million	2Q09	1Q10	2Q10	QoQ (%)	YoY (%)	1S09	1S10	YoY (%)
Fixed Line / TNL	1,073	834	844	1.2	-21.3	2,007	1,678	-16.4

Depreciation	855	640	653	2.0	-23.6	1,723	1,293	-25.0
Amortization of Goodwill	218	193	192	-0.5	-11.9	284	385	35.6

Mobile Business	379	289	289	0.0	-23.7	751	578	-23.0

Depreciation	301	210	211	0.5	-29.9	594	421	-29.1
License/Deferred Amortization	78	79	79	0.0	1.3	157	157	0.0

Total	1,452	1,123	1,134	1.0	-21.9	2,758	2,256	-18.2

Net Earnings:

In 2Q10, the company posted net earnings of R$444 million, up from a loss in 2Q09. The return to positive earnings comes, as a result of a better operating performance.

Comparing this with 1Q10, spending on income tax and social contribution in that quarter were positively impacted by deferred tax credits.

Table 8 – Net Earnings

	Quarter			Half-year
TNL Consolidated	2Q09	1Q10	2Q10	1H09	1H10
Net Earnings (R$ Mn)	-146	496	444	-135	940
Net Margin	-2.0%	6.6%	6.0%	-0.9%	6.3%
Earnings per Share (R$)	-0.382	1.297	1.160	-0.353	2.456
Earnings per ADR (US$)	-0.184	0.712	0.648	-0.161	1.360

TMAR Consolidated	2Q09	1Q10	2Q10	1H09	1H10
Net Earnings (R$ Mn)	-178	588	543	-175	1,132
Net Margin	-2.4%	7.9%	7.4%	-1.2%	7.6%
Earnings per Share (R$)	-0.745	2.467	2.280	-0.735	4.747

BrTO Consolidated	2Q09	1Q10	2Q10	1H09	1H10
Net Earnings (R$ Mn)	-1,438	300	237	-1,517	537
Net Margin	-54.3%	11.4%	9.2%	-28.0%	10.3%
Earnings per Share (R$)	-2.625	0.509	0.401	-2.770	0.910

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4) DEBT AND CAPITAL EXPENDITURE:

4.1) Debt:

Gross debt totaled R$32,355 million in June 2010, R$2.4 billion higher than in the prior quarter, mainly as a result of an issuance of debentures (amounting to R$ 2 billion) in April 2010 and the Commercial Paper (amounting to R$ 1.5 billion) in May 2010.

During the same period, the consolidated net debt shrank by R$315 million from 1Q10 to end the quarter at R$20,955 million, despite the payment of extraordinary dividends made by TNL in May 2010 in the amount of R$1.2 billion. Net debt to EBITDA stood at 2.1 times for the last 12 months.

Debt in foreign currencies accounted for 18.3% of total gross debt at the end of June 2010. As a result of several currency hedging operations, the exposure to consolidated currency swings made up just 4.0% of the total gross debt (US$712 million or R$1,282 million). We highlight that debt payments through November 2013 are covered by hedging contracts and a cash balance kept in dollars.

In the second quarter of 2010, the effective debt cost equaled 110% of the CDI rate.

Table 9 – Debt – TNL Consolidated

R$ million	Jun-09	Mar-10	Jun-10	% Gross Debt
Short Term	6,760	10,119	12,143	37.5%
Long Term	22,847	19,820	20,212	62.5%

Total Debt	29,607	29,939	32,355	100.0%

In Local Currency	23,198	24,062	26,443	81.7%
In Foreign Currency	5,152	5,080	5,401	16.7%
Swaps	1,256	797	510	1.6%

(-) Cash	(7,968)	(8,669)	(11,400)	35.2%

(=) Net Debt	21,638	21,270	20,955	64.8%

Table 10 – Debt – TMAR Consolidated

R$ million	Jun-09	Mar-10	Jun-10	% Gross Debt
Short Term	6,404	10,022	10,507	34.5%
Long Term	23,165	19,579	19,991	65.5%

Total Debt	29,569	29,601	30,498	100.0%

In Local Currency	24,916	24,023	24,926	81.7%
In Foreign Currency	3,613	4,809	5,087	16.6%
Swaps	1,040	769	485	1.6%

(-) Cash	(7,523)	(8,275)	(10,724)	35.2%

(=) Net Debt	22,046	21,326	19,774	64.8%

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Table 11 – Debt – BrTO Consolidated

R$ million	Jun-09	Mar-10	Jun-10	% Gross Debt
Short Term	957	972	1,263	30.1%
Long Term	3,867	3,415	2,938	69.9%

Total Debt	4,824	4,387	4,201	100.0%

In Local Currency	3,999	3,780	3,581	85.2%
In Foreign Currency	587	473	487	11.6%
Swaps	237	134	133	3.1%

(-) Cash	(1,614)	(2,337)	(2,882)	68.6%

(=) Net Debt	3,210	2,050	1,319	31.4%

The schedule for the amortization of long-term consolidated gross debt is shown below:

Table 12 – Schedule for the Amortization of Long-Term Consolidated Gross Debt

(R$ million)	2010	2011	2012	2013	2014	2015 onwards	Total
Gross Debt amortization	7,678	5,706	5,191	4,176	4,577	5,027	32,355
Foreign Currency Amortization	1,184	934	543	690	753	1,807	5,911
Local Currency Amortization	6,494	4,772	4,648	3,486	3,824	3,220	26,443

4.2) Capital expenditure:

Consolidated capital expenditure totaled R$446 million in 2Q10. It must be noted that the heavy capital expenditure made in the last quarter of 2009 in São Paulo and in Region II allowed the company to have a lower CAPEX in the first quarter of 2010, without affecting the group’s strategic priorities. In the quarter, 78% of the CAPEX was earmarked for growth businesses (of which 41% was invested in data and 37% in the wireless segment).

Capital expenditures in the wireline segment is concentrated on digital inclusion projects in schools, expanding the supply of broadband (Velox) services and the supply of data packages for corporate clients. The capital expenditures in the wireless segment were focused on expanding coverage to include all regions.

Throughout 2010, the company has been undertaking several efforts to optimize the combined network (Oi+BrT) in order to seize the relevant synergies on the mobile and data networks, enabling an increase in capacity without the need for additional capital expenditure in 2010.

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Table 13 – Capital Expenditure

	Quarter					Half-Year
R$ million	2Q09	1Q10	2Q10	QoQ (%)	YoY (%)	1H09	1H10	YoY (%)
Wireline	473	237	281	18.6	-40.6	995	518	-47.9

Growth & Quality	211	82	99	20.7	-53.1	440	180	-59.1
Data / Communic. Systems / Other	263	156	182	16.7	-30.8	554	338	-39.0

Wireless	466	135	166	23.0	-64.4	850	300	-64.7

Expansion and Quality	466	135	166	23.0	-64.4	850	300	-64.7

TOTAL	940	372	446	19.9	-52.6	1,845	818	-55.7

4.3) Consolidated Cash Flow:

Operating cash generation in 2Q10 reached R$1,752 million, and was mainly aimed at funding the company’s capital expenditures activities. In the period, the resources were invested basically in cash investments (amounting to R$ 309 million) and Capex disbursements (amounting to R$663 million).

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Table 14 – Cash Flow: Indirect Cash Flow Statement

R$ Million	1Q10	2Q10
Earnings Befores Taxes	839	983

Result Items that do not affect the Cash Balance	2,492	2,629
Changes to Shareholder’s Equity	(453)	(210)
Cash Balance from Operations*	(490)	(1,650)

Operating cash generation	2,387	1,752

Cash balance invested in capital expenditure	(2,089)	(1,168)

Cash flow net of capital expenditure	298	584

Cash balance invested in financing activities	(307)	1,839

Cash flow net of financing activities	(9)	2,423

Initial cash balance	6,206	6,197

Final cash balance	6,197	8,619

*	Financial charges, income tax, minority interests, dividends and interest on capital, surplus reserve and treasury shares.

PLEASE NOTE: The main spreadsheets in this Press Release will be available on the company’s website (www.oi.com.br/ri), in “About the Company / the Company in Numbers.”

5) ADDITIONAL INFORMATION:

5.1) Oi launches offer for customers to sample free-of-charge mobile-phone Internet for as many as two months.

In order to sample internet access on an Oi mobile phone free of charge, the new post-paid customers must subscribe to one Oi Data plan. In this case, the client only starts paying for the plan in the third month. During the first two months, the client can benefit from internet on their mobile phone and evaluate whether the chosen plan meets their needs. After the testing period, customers may change to a different plan or cancel it altogether without paying any fees.

Since June, the new post-paid clients who buy a 2Gb data plan for R$69.90, or 10Gb for R$109.90, will be entitled to the test for as many as 2 months and have a credit of up to R$1,750 that can be used in any way, even to acquire a smart phone, according to the plan they have subscribed to. The clients who subscribe to the Blackberry Bis data plan, with unlimited access to the BIS service for R$64.90, are not entitled to the testing period; however, they get a larger credit of up to R$1,900, according to their plans. But buying an iPhone handset and subscribing to one Oi Data plan (200MB, 2GB or 10GB, depending on the minimum for each plan), will lead to as many as 2 months free and a credit of up to R$2,100 when the handset is bought.

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Oi believes in the customer’s total freedom. The company advocates true portability, which consists in number portability, the right of consumers to have their handsets unblocked and the exemption of contract penalty for individuals, so that the client can experience the operator’s services and plans for as long as they wants.

5.2) Result of the Extraordinary General Meeting of BRT on voting the new exchange ratio

At the Extraordinary General Meeting on June 16, 2010, the minority shareholders of common and preferred BRT stock did not approve the proposal for new indirect exchange ratios for BRT and TMAR stock, which would complete the last step of the Corporate Reorganization.

Given the rejection of the new exchange ratios, TMAR informed that the corporate simplification, as proposed and announced in a Material Fact on April 25, 2008, had been suspended until further notice.

5.3) TNL: Payment of Dividends

On May 25, 2010, TNL started paid extraordinary dividends, as approved at the Extraordinary General Meeting of April 16, 2010.

The payment amounted to R$1,199,978,169.66, as the common (TNLP3) and preferred shares (TNLP4) were entitled to the same amount of R$3.1369 each.

The shares have been trading net of dividends at Bovespa since April 19, 2010, based on the shareholder structure of April 16, 2010.

5.4) Filing of 20-F and Reference Form

TNL and BRT filed on July 1, 2010 their Annual Report (Form 20-F) with the SEC (Securities & Exchange Commission) for the year ended on December 31, 2009. The report is available at www.sec.gov or on the Company’s web site at www.oi.com.br/ir.

Any investor or shareholder who wishes to receive a free printed copy of the report may contact the company at invest@oi.net.br.

In addition, TNL, TMAR and BRT filed their Reference Forms with the CVM.

5.5) Oi Investor’s Day

Oi is pleased to invite you to Oi Investor’s Day, which will be held in São Paulo and New York. The event in São Paulo will be on August 11 at 5.00pm at the Grant Hyatt Hotel. For more details, visit the hot-site: www.oisday.com.br. The event in New York will take place on September 10 at the New York Palace Hotel, and more details will be available soon.

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The events aim to present the financial evolution, operating performance and strategies for the future of the company. The event will feature presentations by the company’s main executives; Luiz Eduardo Falco (CEO), Alex Zornig (CFO and IRO), João Silveira (Marketing Director) and Pedro Ripper (Strategy Director).

5.5) Material fact: industrial alliance with Portugal telecom

On July 28. 2010, Telemar Participações (TmarPart) and its subsidiaries Tele Norte Leste Participações (TNL) and Telemar Norte Leste (TMAR) disclosed a Material Fact about the Industrial Alliance with Portugal Telecom. Click on the link below for the Material Fact:

http://www.mzweb.com.br/oi/web/arquivos/TMARPart_TNLP_TMAR_FatoRelevante_20100728_eng.pdf

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APPENDIX

COST AND EXPENSES MIX – tnlp consolidated

	Quarter					Half-year
COST AND EXPENSES
Item - R$ million	2Q09	1Q10	2Q10	QoQ (%)	YoY (%)	1H09	1H10	Chg. (%)
Interconnection	1,325	1,354	1,208	-10.8	-8.8	2,646	2,562	-3.2
Personnel	451	391	405	3.6	-10.2	945	796	-15.8
Materials	116	77	59	-23.4	-49.1	213	136	-36.2
Handset Costs/Other (COGS)*	150	41	49	19.5	-67.3	344	91	-73.5
Third-Party Services	1,770	1,694	1,720	1.5	-2.8	3,515	3,414	-2.9
Marketing	153	124	118	-4.8	-22.9	283	242	-14.5
Rent and Insurance	394	360	389	8.1	-1.3	783	749	-4.3
Provision for Bad Debts	406	305	247	-19.0	-39.2	804	552	-31.3
Other Operating Expenses (Revenue), Net	1,857	584	524	-10.3	-71.8	2,385	1,108	-53.5

TOTAL	6,623	4,930	4,719	-4.3	-28.7	11,918	9,649	-19.0

Interconnection	1,325	1,354	1,208	-10.8	-8.8	2,646	2,562	-3.2
Handset Costs	150	41	49	19.5	-67.3	344	91	-73.5
Cost of Services	1,652	1,470	1,541	4.8	-6.7	3,204	3,011	-6.0
Personnel	192	143	148	3.5	-22.9	375	291	-22.4
Third-Party Services	790	723	685	-5.3	-13.3	1,537	1,408	-8.4
Materials	107	71	52	-26.8	-51.4	197	123	-37.6
Rent and Insurance	340	294	424	44.2	24.7	674	718	6.5
Anatel Concession Contract	48	40	37	-7.5	-22.9	71	77	8.5
Fistel	224	181	178	-1.7	-20.5	332	360	8.4
Other	(48)	18	17	-5.6	-135.4	19	35	84.2
Selling Expenses	1,362	1,204	1,184	-1.7	-13.1	2,709	2,388	-11.8
Personnel	106	88	88	0.0	-17.0	234	176	-24.8
Third-Party Services	661	657	693	5.5	4.8	1,307	1,350	3.3
Marketing	153	124	118	-4.8	-22.9	283	242	-14.5
Materials	6	3	5	66.7	-16.7	10	8	-20.0
Rent and Insurance	3	2	1	-50.0	-66.7	7	3	-57.1
Other	27	25	32	28.0	18.5	65	57	-12.3
Provisions for Bad Debts and Receivable write-of	406	305	247	-19.0	-39.2	804	552	-31.3
General and Administrative Expenses	538	553	487	-11.9	-9.5	1,137	1,040	-8.5
Personnel	153	160	169	5.6	10.5	336	328	-2.4
Third-Party Services	320	314	342	8.9	6.9	671	656	-2.2
Materials	4	3	2	-33.3	-50.0	7	5	-28.6
Rent and Insurance	52	64	(36)	-156.3	-169.2	103	28	-72.8
Other	10	13	10	-23.1	0.0	20	23	15.0
Other Operating Expenses (Revenue), Net	1,596	308	249	-19.2	-84.4	1,878	557	-70.3

	Quarter					Half-Year
Third-Party Services - R$ Million	2Q09	1Q10	2Q10	QoQ (%)	YoY (%)	1H09	1H10	YoY (%)
Network Maintenance (COS - Cost of Services)	616	530	514	-3.0	-16.6	1,199	1,044	-12.9
Sales Commissions and Expenses (Selling Exp.)	273	293	311	6.1	13.9	526	604	14.8
Postage and Collection (Selling Exp.)	137	142	142	0.0	3.6	281	284	1.1
Electricity (COS / G&A)	145	142	142	0.0	-2.1	282	285	1.1
Data Processing (COS / G&A)	115	126	118	-6.3	2.6	233	244	4.7
Call Center Operations (Selling Exp.)	150	183	179	-2.2	19.3	312	362	16.0
Consulting and Legal Services (COS / G&A)	129	110	117	6.4	-9.3	281	227	-19.2
Printing and Clearing (Selling Exp.)	26	24	29	20.8	11.5	54	52	-3.7
Others	180	144	168	16.7	-6.7	455	312	-31.4

Total	1,770	1,694	1,720	1.5	-2.8	3,623	3,414	-5.8

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6) FINANCIAL STATEMENTS

6.1) TELE NORTE LESTE PARTICIPAÇÕES - tnlp consoliDATED

R$ mILLION

Income Statement	2Q09	1Q10	2Q10	1H09	1H10
Wireline Services Revenues	8,763.5	8,842.3	8,673.7	17,690.4	17,516.0

Local Services	4,407.2	4,264.0	4,219.5	8,847.7	8,483.6

Subscription Charges	2,751.3	2,777.2	2,797.9	5,513.6	5,575.1
Local Traffic	494.8	424.2	387.8	1,000.6	812.0
Installation Fees	29.6	41.2	41.8	48.2	83.0
Collect Calls	1.8	0.8	0.7	3.4	1.6
Other Local Revenues	0.7	0.7	0.7	1.4	1.4
Fixed-to-Mobile (VC1)	1,129.1	1,019.8	990.6	2,280.6	2,010.4

Long Distance	1,489.6	1,550.3	1,377.3	3,090.1	2,927.6
Intra-State	665.2	689.1	722.6	1,368.4	1,411.7
Inter-State	144.0	129.0	115.1	288.9	244.1
Inter-Regional	311.3	378.1	214.0	663.4	592.1
International	20.1	19.2	16.2	41.6	35.4
Fixed-to-Mobile (VC2 and VC3)	349.1	334.9	309.3	727.7	644.3
Advanced Voice	66.9	96.0	79.5	147.5	175.4

Public Telephones	250.0	164.7	153.4	499.1	318.1

Additional Services	243.6	251.4	256.6	490.7	508.0

Network Usage Remuneration	192.5	239.1	224.8	422.2	463.9

Data Transmission Services	2,113.7	2,276.8	2,362.5	4,193.0	4,639.3

ADSL (Velox)	1,167.4	1,275.5	1,318.0	2,265.1	2,593.4
Leased Lines (EILD)	234.9	246.4	224.0	474.1	470.3
Leased Lines (SLDD/SLDA)	144.5	126.1	137.7	294.8	263.7
IP Services	235.5	310.8	338.0	474.3	648.8
Packet switch and frame relay	108.1	95.5	94.2	212.9	189.6
Other Data Services	223.2	222.7	250.7	471.7	473.4

Wireless Services Revenues	2,354.1	2,601.3	2,805.2	4,623.7	5,406.5

Subscription Charges	541.9	608.5	659.9	1,075.9	1,268.4
Outgoing Calls	885.0	948.3	1,019.8	1,747.6	1,968.1
Domestic/International Roaming	27.4	39.4	29.6	61.8	69.0
Network Usage Remuneration	565.6	611.1	631.1	1,082.2	1,242.2
Data / Value Added Services	233.8	337.6	400.5	466.4	738.2
Handset Sales	100.3	56.3	64.2	189.8	120.5

Other Services	66.1	101.0	89.4	111.5	190.4

Gross Operating Revenue	11,183.6	11,544.6	11,568.3	22,425.6	23,112.9

Taxes and Deductions	(3,881.5)	(4,082.8)	(4,174.7)	(7,636.2)	(8,257.5)

Net Operating Revenue	7,302.1	7,461.8	7,393.6	14,789.4	14,855.4

Operating Expenses	(6,622.8)	(4,930.1)	(4,719.1)	(11,918.2)	(9,649.2)
Cost of Services	(1,652.0)	(1,470.0)	(1,540.8)	(3,204.0)	(3,010.8)
Cost of Goods Sold	(150.0)	(41.4)	(49.2)	(344.0)	(90.6)
Interconnection Costs	(1,324.9)	(1,353.9)	(1,208.0)	(2,646.3)	(2,561.9)
Selling Expenses	(1,362.0)	(1,203.7)	(1,183.8)	(2,709.4)	(2,387.5)
General and Administrative Expenses	(538.2)	(553.0)	(488.1)	(1,136.8)	(1,041.1)
Other Operating (Expenses) Revenue, net	(1,595.9)	(308.1)	(249.1)	(1,877.7)	(557.2)

EBITDA	679.3	2,531.7	2,674.5	2,871.2	5,206.2

Margin %	9.3%	33.9%	36.2%	19.4%	35.0%
Depreciation and Amortization	(1,452.3)	(1,122.7)	(1,133.6)	(2,758.2)	(2,256.3)

EBIT	(773.0)	1,409.0	1,540.9	112.9	2,949.9

Equity Accounting	8.2	3.5	2.4	7.0	5.9
Financial Expenses	(950.6)	(935.9)	(1,053.8)	(1,988.1)	(1,989.6)
Financial Income	454.6	362.2	493.9	862.1	856.1

Income Before Tax and Social Contribution	(1,260.8)	838.8	983.5	(1,006.1)	1,822.3

Income Tax and Social Contribution	207.9	(83.4)	(320.2)	116.7	(403.6)
Minority Interest	906.9	(259.5)	(219.4)	754.2	(478.9)

Net Income	(146.0)	496.0	443.8	(135.2)	939.8

Margin %	-2.0%	6.6%	6.0%	-0.9%	6.3%

Outstanding Shares - Thousand (exc.-treasury)	382,425	382,536	382,632	382,425	382,632
Income per share (R$)	(0.382)	1.297	1.160	(0.353)	2.456
Income per ADR (US$)	(0.184)	0.712	0.648	(0.161)	1.360

07/29/2010	www.oi.com.br/ir	20

6.1) TELE NORTE LESTE PARTICIPAÇÕES - tnlp consoliDATED (CONTINUED)

R$ mILLION

Balance Sheet	6/30/09	3/31/10	6/30/10
TOTAL ASSETS	58,640	61,216	63,115

Current	19,684	19,126	22,159
Cash	6,466	6,197	8,619
Financial investments	1,478	2,464	2,772
Accounts Receivable	6,115	5,925	5,887
Recoverable Taxes	3,474	2,486	2,677
Inventories	164	142	116
Assets in Escrow	845	649	772
Other Current Assets	1,141	1,264	1,316

Non-Current Assets	38,956	42,090	40,955

Long Term	7,164	8,739	8,316
Recoverable and Deferred Taxes	4,484	5,256	4,895
Accounts Receivable	24	8	9
Assets in Escrow	2,091	2,995	2,919
Other	564	479	493

Investments	55	55	55
Property Plant and Equipment	20,199	22,016	21,331
Intagible Assets	11,222	11,031	11,027
Deferred Assets	317	249	227

Balance Sheet	6/30/09	3/31/10	6/30/10
TOTAL LIABILITIES	58,640	61,216	63,115

Current	16,417	17,843	19,993
Suppliers	3,320	3,812	3,566
Loans and Financing	6,760	10,119	12,143
Payroll and Related Accruals	334	367	391
Pension Fund Provision	52	21	34
Payable Taxes	2,267	1,707	1,862
Dividends Payable	1,937	360	390
Other Accounts Payable	1,746	1,457	1,607

Non-Current Liabilities	28,941	27,264	27,542

Long Term	28,941	27,264	27,542
Loans and Financing	22,847	19,820	20,212
Payable and Deferred Taxes	594	1,672	1,647
Contingency Provisions	3,171	3,256	3,133
Pension Fund Provision	608	575	575
Outstanding authorizations	1,547	1,553	1,584
Other Accounts Payable	175	387	390

Minority Interest	5,019	7,617	7,838

Shareholders’ Equity	8,263	8,491	7,742
Capital Stock	5,449	5,449	5,449
Capital Reserve	41	43	43
Surplus Reserve	3,275	2,862	1,660
Treasury shares	(367)	(358)	(354)
Retained Earnings	(135)	496	944

07/29/2010	www.oi.com.br/ir	21

6.1) TELE NORTE LESTE PARTICIPAÇÕES - tnlp consoliDATED (CONTINUED)

R$ mILLION

Free Cash Flow	1Q10	2Q10
Earnings (loss) before taxes - (A)	839	983

Result items that do not affect the Cash Balance	2,492	2,629

Financial charges	782	979
Depreciation/amortization	1,100	1,111
Losses on accounts receivable	305	247
Provisions for legal contingencies	242	240
Provision for pension funds	3	(3)
Amortization of deferred assets	23	23
Equity adjustment	(3)	(2)
Remaining value from written-off fixed asset	20	17
Provision/reversal of losses on assets that have been shut down	(4)	(2)
Monetary correction of the Tax Refinancing Program	25	20

(C) = (A) - (B)	3,331	3,612

Changes to Operating Assets	(467)	(297)

Accounts receivable	(288)	(209)
Amounts receivable	(6)	(9)
Deferred and recoverable taxes	136	(50)
Prepaid expenses	(268)	75
Inventory	21	26
Other assets	(63)	(130)

Changes to Operating Liabilities	13	86

Suppliers	206	7
Payroll, taxes and social benefits	5	24
Provision for Pension Funds	(86)	16
Taxes payable and deferred	224	229
Tax Refinancing Program	(65)	(39)
Provisions for legal contingencies	(219)	(236)
Other liabilities	(52)	86

Cash Balance from Operations	(491)	(1,650)

Financial charges	(335)	(1,472)
Income tax and social contribution	(156)	(178)

Operating Cash Generation	2,386	1,752

Investment cash flow	(2,089)	(1,168)

Short-term investment	(648)	(309)
Acquisitions of fixed/intangible assets	(1,119)	(663)
Assets in escrow	(322)	(197)

Cash Flow net of Capital Expenditure	297	583

Financing activity cash flow	(307)	1,839

Borrowings	523	4,332
Payments of loans and debentures	(828)	(1,331)
Payment of dividend and interest on capital	(1)	(1,163)

Cash flow net of Financings	(10)	2,422

Net increase (reduction) of cash and equivalent	(9)	2,423

Cash and equivalent at the start of period	6,206	6,197

Cash and equivalent at the end of period	6,197	8,619

07/29/2010	www.oi.com.br/ir	22

6.2) TELEmar norte leste - tmar consoliDATED

R$ mILLION

Income Statement	2Q09	1Q10	2Q10	1H09	1H10
Wireline Services Revenues	8,764.6	8,842.1	8,673.7	17,692.4	17,515.8

Local Services	4,407.2	4,264.0	4,219.5	8,847.7	8,483.6

Subscription Charges	2,751.3	2,777.2	2,797.9	5,513.6	5,575.1
Local Traffic	494.8	424.2	387.8	1,000.6	812.0
Installation Fees	29.6	41.2	41.8	48.2	83.0
Collect Calls	1.8	0.8	0.7	3.4	1.6
Other Local Revenues	0.7	0.7	0.7	1.4	1.4
Fixed-to-Mobile (VC1)	1,129.1	1,019.8	990.6	2,280.6	2,010.4
Long Distance	1,489.6	1,550.3	1,377.3	3,090.1	2,927.6

Intra-State	665.2	689.1	722.6	1,368.4	1,411.7
Inter-State	144.0	129.0	115.1	288.9	244.1
Inter-Regional	311.3	378.1	214.0	663.4	592.1
International	20.1	19.2	16.2	41.6	35.4
Fixed-to-Mobile (VC2 and VC3)	349.1	334.9	309.3	727.7	644.3
Advanced Voice	66.9	96.0	79.5	147.5	175.4

Public Telephones	250.0	164.7	153.4	499.1	318.1

Additional Services	243.6	251.4	256.6	490.7	508.0

Network Usage Remuneration	192.5	239.1	224.8	422.2	463.9

Data Transmission Services	2,114.8	2,276.6	2,362.5	4,195.0	4,639.1

Wireless Services Revenues	2,366.7	2,601.3	2,805.2	4,623.7	5,406.5

Subscription Charges	541.9	608.5	659.9	1,075.9	1,268.4
Outgoing Calls	885.0	948.3	1,019.8	1,747.6	1,968.1
Domestic/International Roaming	27.4	39.4	29.6	61.8	69.0
Network Usage Remuneration	565.6	611.1	631.1	1,082.2	1,242.2
Data / Value Added Services	246.4	337.6	400.5	466.4	738.2
Handset Sales	100.3	56.3	64.2	189.8	120.5

Other Services	28.5	76.1	63.7	62.8	139.8

Gross Operating Revenue	11,159.7	11,519.5	11,542.6	22,378.9	23,062.0

Taxes and Deductions	(3,875.3)	(4,074.1)	(4,165.3)	(7,625.1)	(8,239.3)

Net Operating Revenue	7,284.4	7,445.4	7,377.3	14,753.8	14,822.7

Operating Expenses	(6,594.6)	(4,902.9)	(4,692.0)	(11,859.9)	(9,594.9)
Cost of Services Provided	(1,635.7)	(1,455.8)	(1,427.7)	(3,174.6)	(2,883.5)
Cost of Goods Sold	(150.0)	(41.4)	(49.2)	(344.0)	(90.6)
Interconnection Costs	(1,324.9)	(1,353.9)	(1,208.0)	(2,646.3)	(2,561.9)
Selling Expenses	(1,299.9)	(1,198.6)	(1,178.6)	(2,576.2)	(2,377.2)
General and Administrative Expenses	(590.1)	(546.1)	(580.9)	(1,246.0)	(1,127.0)
Other Operating (Expenses) Revenue, net	(1,594.1)	(307.1)	(247.5)	(1,872.8)	(554.6)

EBITDA	689.8	2,542.5	2,685.3	2,894.0	5,227.8

Margin %	9.5%	34.1%	36.4%	19.6%	35.3%
Depreciation and Amortization	(1,460.6)	(1,131.3)	(1,142.2)	(2,774.2)	(2,273.5)

EBIT	(770.8)	1,411.2	1,543.1	119.8	2,954.3

Equity Accounting	2.3	0.4	(1.8)	(2.4)	(1.4)
Financial Expenses	(939.8)	(985.5)	(999.1)	(1,986.2)	(1,984.6)
Financial Income	454.4	394.9	447.7	855.4	842.6

Income Before Tax and Social Contribution	(1,253.9)	821.0	989.9	(1,013.4)	1,810.9

Income Tax and Social Contribution	201.8	(79.4)	(324.8)	116.1	(404.2)
Minority Interest	874.4	(153.6)	(121.6)	722.1	(275.2)

Net Income	(177.6)	588.0	543.5	(175.3)	1,131.5

Margin %	-2.4%	7.9%	7.4%	-1.2%	7.6%
Outstanding Shares Thousand (exc.-treasury)	238,391	238,391	238,391	238,391	238,391
Income per share (R$)	(0.745)	2.467	2.280	(0.735)	4.747

07/29/2010	www.oi.com.br/ir	23

6.2 ) TELEmar norte leste - tmar consoliDATED (continued)

R$ mILLION

Balance Sheet	6/30/09	3/31/10	6/30/10
TOTAL ASSETS	58,163	60,273	61,832

Current	18,935	18,645	21,148
Cash	6,022	5,804	7,948
Financial investments	1,476	2,462	2,767
Accounts Receivable	6,123	5,948	5,876
Recoverable and Deferred Taxes	3,169	2,387	2,368
Inventories	164	141	112
Assets in Escrow	845	649	771
Other Current Assets	1,136	1,255	1,305

Non-Current Assets	39,228	41,627	40,684
Long Term	7,417	8,306	8,083
Recoverable and Deferred Taxes	4,284	4,852	4,692
Financial investments	24	8	9
Assets in Escrow	2,082	2,982	2,904
Other	1,026	464	479
Investments	313	47	47
Property Plant and Equipment	20,265	22,094	21,397
Intagible Assets	10,943	10,955	10,953
Deferred	290	225	204

Balance Sheet	6/30/09	3/31/10	6/30/10
TOTAL LIABILITIES	58,163	60,273	61,832

Current	16,010	17,614	18,233
Suppliers	3,316	3,807	3,567
Loans and Financing	6,404	10,022	10,533
Payroll and Related Accruals	331	364	389
Pension fund Provision	52	21	34
Payable Taxes	2,248	1,682	1,838
Dividends Payable	1,909	224	220
Other Accounts Payable	1,751	1,493	1,653

Non-Current Liabilities	29,078	26,825	27,095

Long Term	29,078	26,825	27,095
Loans and Financing	23,165	19,579	19,965
Payable Taxes	483	1,543	1,520
Contingency Provisions	3,171	3,255	3,130
Pension fund Provision	608	575	575
Outstanding authorizations	1,547	1,553	1,584
Other Accounts Payable	104	319	320

Minority Interest	3,254	5,814	5,935

Shareholders’ Equity	9,821	10,020	10,569
Capital Stock	7,434	7,434	7,434
Capital Reserve	2,211	2,015	2,017
Treasury shares	(17)	(17)	(17)
Surplus Reserve	368	0	0
Retained Earnings	(175)	588	1,135

07/29/2010	www.oi.com.br/ir	24

6.3) tnl pcs – oi

R$ mILLION

Income Statement	2Q10	1Q10	2Q10	1H09	1H10
Wireless Services Revenues	2,283.3	2,660.9	2,801.6	4,395.4	5,462.5

Subscription	434.3	498.6	532.0	851.3	1,030.6
Outgoing Calls	722.6	815.7	850.3	1,402.6	1,666.0
Domestic/Internacional Roaming	24.7	33.3	26.2	54.7	59.5
Network Usage Remuneration	846.5	994.3	1,033.4	1,603.6	2,027.7
Data / Value Added	188.6	274.5	316.5	354.8	591.0
Other SMP Services	0.0	0.2	(0.0)	0.0	0.2
Handset Sales	66.7	44.2	43.2	128.4	87.4
LD/Advanced Voice Service/Network Revenues	93.4	138.7	158.6	207.3	297.3

Gross Operating Revenue	2,376.7	2,799.6	2,960.2	4,602.6	5,759.8

Taxes and Deductions	(669.5)	(798.5)	(851.4)	(1,322.7)	(1,649.9)

Net Operating Revenue	1,707.2	2,001.1	2,108.8	3,279.9	4,109.9

Operating Expenses	(1,308.4)	(1,249.5)	(1,285.6)	(2,591.5)	(2,535.1)
Cost of Services Provided	(343.8)	(377.6)	(368.4)	(689.7)	(746.0)
Cost of Goods Sold	(112.2)	(22.9)	(34.6)	(260.3)	(57.5)
Interconnection Costs	(362.8)	(388.4)	(384.6)	(721.3)	(773.0)
Selling Expenses	(436.6)	(370.1)	(401.0)	(804.3)	(771.1)
General and Administrative Expenses	(107.7)	(107.7)	(120.1)	(214.4)	(227.9)
Other Operating (Expenses) Revenue, net	54.8	17.2	23.0	98.6	40.3

EBITDA	398.8	751.6	823.2	688.5	1,574.8

Margin %	23.4%	37.6%	39.0%	21.0%	38.3%
Depreciation and Amortization	(244.9)	(221.0)	(224.5)	(478.4)	(445.4)

EBIT	154.0	530.7	598.7	210.1	1,129.4

Equity Accounting	(23.1)	(14.8)	(23.9)	(64.2)	(38.7)
Financial Expenses	(58.0)	(67.6)	(64.8)	(116.2)	(132.4)
Financial Income	81.7	99.6	112.1	173.8	211.7

Income Before Tax and Social Contribution	154.5	547.9	622.1	203.4	1,170.0

Income Tax and Social Contribution	(96.3)	(138.5)	(179.4)	(81.0)	(317.8)

Net Income	58.2	409.4	442.7	122.4	852.2

Margin %	3.4%	20.5%	21.0%	3.7%	20.7%

Balance Sheet	6/30/09	3/31/10	6/30/10
TOTAL ASSETS	12,498	14,273	14,919

Current	2,909	4,190	5,021
Cash	168	1,236	1,901
Financial investments	679	319	469
Accounts Receivable	926	1,155	1,185
Recoverable and Deferred Taxes	470	642	747
Inventories	90	77	62
Other Current Assets	576	762	657

Non-Current Assets	9,588	10,083	9,898
Long Term	2,637	2,658	2,467
Recoverable and Deferred Taxes	714	531	463
Loans and Financing	1,760	1,971	1,849
Financial investments	2	3	3
Other	161	152	151
Permanent	6,952	7,425	7,431

TOTAL LIABILITIES	12,498	14,273	14,919

Current Liabilities	1,615	2,172	2,164
Suppliers	910	1,159	1,130
Loans and Financing	51	103	120
Payroll and Related Accruals	33	44	39
Payable Taxes	266	360	475
Other Accounts Payable	355	507	400

Non-Current Liabilities	1,824	2,208	2,419

Long Term	1,824	2,208	2,419
Loans and Financing	724	1,021	1,325
Contingency Provisions	112	107	95
Payable Taxes	28	47	35
Outstanding authorizations	895	922	940
Other Accounts Payable	65	110	23

Shareholders’ Equity	9,059	9,893	10,337

07/29/2010	www.oi.com.br/ir	25

6.4) brasil telecom – brt consolidated

R$ mILLION

Income Statement	2Q09	1Q10	2Q10	1H09	1H10
Wireline Services Revenues	3,873.2	3,952.3	3,921.9	7,749.4	7,874.2

Local Services	1,601.1	1,577.0	1,597.6	3,232.6	3,174.7

Subscription Charges	956.1	1,017.7	1,058.6	1,919.0	2,076.3
Local Traffic	185.6	144.8	141.6	379.8	286.4
Installation Fees	2.5	13.1	11.0	4.7	24.1
Collect Calls	0.9	0.2	0.2	1.5	0.4
Other Local Revenues	2.9	3.5	3.6	6.0	7.1
Fixed-to-Mobile (VC1)	453.0	397.7	382.7	921.5	780.5
Long Distance	627.3	623.9	540.9	1,323.4	1,164.7

Intra-State	197.8	173.4	163.5	390.1	336.9
Inter-State	57.9	54.1	49.5	113.2	103.6
Inter-Regional	52.4	54.9	43.3	105.2	98.2
International	7.2	7.0	5.9	15.4	12.9
Fixed-to-Mobile (VC2 and VC3)	311.9	334.5	278.6	699.6	613.1
Advanced Voice	33.3	44.2	39.1	65.9	83.3

Public Telephones	116.8	77.4	77.4	201.0	154.8

Additional Services	95.4	110.4	114.3	179.6	224.6

Network Usage Remuneration	81.6	91.5	93.0	164.7	184.6

Data Transmission Services	1,311.6	1,422.6	1,454.3	2,569.6	2,876.8

Wireless Services Revenues	518.4	522.3	553.6	1,019.4	1,075.9

Subscription Charges	107.6	115.4	119.4	213.1	234.8
Outgoing Calls	162.8	147.3	157.6	330.2	304.9
Domestic/International Roaming	3.3	11.0	5.0	6.4	16.0
Network Usage Remuneration	147.6	165.8	173.8	286.6	339.6
Data / Value Added Services	63.4	70.7	76.8	121.6	147.5
Handset Sales	33.7	12.1	21.0	61.4	33.1

Gross Operating Revenue	4,391.6	4,474.6	4,475.5	8,768.8	8,950.1

Taxes and Deductions	(1,743.9)	(1,836.9)	(1,888.3)	(3,353.4)	(3,725.2)

Net Operating Revenue	2,647.6	2,637.7	2,587.2	5,415.4	5,224.9

Operating Expenses	(4,302.5)	(1,770.3)	(1,791.3)	(6,601.8)	(3,561.6)
Cost of Services Provided	(590.2)	(484.3)	(511.1)	(1,125.2)	(995.4)
Cost of Goods Sold	(46.1)	(11.6)	(17.6)	(110.4)	(29.2)
Interconnection Costs	(497.0)	(537.0)	(460.5)	(1,010.4)	(997.5)
Selling Expenses	(350.0)	(270.8)	(250.6)	(767.2)	(521.5)
General and Administrative Expenses	(244.1)	(263.8)	(346.4)	(466.7)	(610.2)
Other Operting (Expenses) Revenue, net	(2,575.1)	(202.8)	(205.0)	(3,121.8)	(407.9)

EBITDA	(1,654.8)	867.4	795.9	(1,186.4)	1,663.3

Margin %	-62.5%	32.9%	30.8%	-21.9%	31.8%
Depreciation and Amortization	(496.5)	(411.5)	(415.1)	(992.4)	(826.6)

EBIT	(2,151.3)	456.0	380.7	(2,178.8)	836.7

Financial Expenses	(187.6)	(253.7)	(257.1)	(397.3)	(510.8)
Financial Income	160.8	194.3	209.4	283.5	403.7

Income Before Tax and Social Contribution	(2,178.1)	396.5	333.1	(2,292.5)	729.6

Income Tax and Social Contribution	741.6	(96.4)	(96.3)	776.6	(192.7)

Net Income	(1,437.8)	300.1	236.8	(1,517.4)	536.9

Margin %	-54.3%	11.4%	9.2%	-28.0%	10.3%

Outstanding Shares Thousand (exc.-treasury)	547,719	589,789	589,789	547,719	589,789
Income per share (R$)	(2.625)	0.509	0.401	(2.770)	0.910

07/29/2010	www.oi.com.br/ir	26

6.4) brasil telecom – brt consolidated (continued)

R$ mILLION

Balance Sheet	6/30/09	3/31/10	6/30/10
TOTAL ASSETS	17,142	22,828	23,143

Current	6,199	6,128	6,636
Cash	1,297	1,887	2,424
Financial investments	317	450	458
Accounts Receivable	2,092	2,013	1,995
Recoverable Taxes	1,328	1,224	1,140
Inventories	49	31	24
Other Current Assets	1,116	523	595

Non-Current Assets	10,943	16,700	16,507
Long Term	4,071	8,430	8,568
Recoverable and Deferred Taxes	2,169	4,705	4,686
Assets in Escrow	1,427	1,809	1,908
Other	475	1,916	1,974
Investments	80	5	5
Property Plant and Equipment	5,296	6,777	6,458
Intagible Assets	1,495	1,488	1,476

Balance Sheet	6/30/09	3/31/10	6/30/10

TOTAL LIABILITIES	17,142	22,828	23,143

Current	4,847	4,216	4,646
Suppliers	1,362	1,491	1,373
Loans and Financing	957	972	1,263
Payroll and Related Accruals	125	87	133
Payable Taxes	1,007	710	787
Dividends Payable	330	105	104
Other Accounts Payable	1,067	851	986

Non-Current Liabilities	6,849	7,217	6,865

Long Term	6,849	7,217	6,865
Loans and Financing	3,867	3,415	2,938
Payable and Deferred Taxes	548	702	772
Contingency Provisions	933	1,635	1,678
Outstanding authorizations	652	632	644
Other Accounts Payable	849	833	833

Minority Interest	(3)	0	0

Shareholders’ Equity	5,449	11,395	11,632

07/29/2010	www.oi.com.br/ir	27

6.5) 14 brasil telecom – brt mobile

R$ mILLION

Income Statement	2Q09	1Q10	2Q10	1H09	1H09
Wireless Services Revenues	626.0	639.1	659.6	1,236.4	1,298.7
Subscription	107.6	115.4	119.4	213.1	234.8
Outgoing Calls	164.3	147.7	158.7	333.3	306.4
Domestic/Internacional Roaming	3.3	11.0	5.0	6.4	16.0
Network Usage Remuneration	253.8	282.1	278.7	500.5	560.9
Data / Value Added	63.4	70.7	76.8	121.6	147.5
Handset Sales	33.7	12.1	21.0	61.4	33.1

Gross Operating Revenue	626.0	639.1	659.6	1,236.4	1,298.7

Taxes and Deductions	(168.8)	(163.9)	(178.0)	(336.1)	(341.9)

Net Operating Revenue	457.2	475.2	481.6	900.3	956.8

Operating Expenses	(428.2)	(423.5)	(407.7)	(818.9)	(831.2)
Cost of Services Provided	(94.3)	(121.8)	(146.3)	(186.9)	(268.1)
Cost of Goods Sold	(22.2)	(11.6)	(17.6)	(50.5)	(29.2)
Interconnection Costs	(135.3)	(159.1)	(123.6)	(258.5)	(282.8)
Selling Expenses	(156.7)	(103.7)	(86.7)	(290.0)	(190.4)
General and Administrative Expenses	(24.2)	(33.3)	(36.2)	(40.8)	(69.6)
Other Operating (Expenses) Revenue, net	4.6	5.9	2.8	7.9	8.8

EBITDA	29.0	51.7	73.9	81.4	125.6

Margin %	6.3%	10.9%	15.3%	9.0%	13.1%
Depreciation and Amortization	(133.6)	(68.1)	(64.8)	(261.9)	(132.9)

EBIT	(104.6)	(16.4)	9.1	(180.4)	(7.3)

Financial Expenses	(25.1)	(35.8)	(37.9)	(48.0)	(73.7)
Financial Income	55.1	39.4	41.1	101.2	80.5

Income Before Tax and Social Contribution	(74.5)	(12.8)	12.3	(127.2)	(0.6)

Income Tax and Social Contribution	24.4	(18.3)	(0.4)	41.3	(18.7)

Net Income	(50.1)	(31.1)	11.8	(85.9)	(19.3)

Margin %	-11.0%	-6.5%	2.5%	-9.5%	-2.0%

07/29/2010	www.oi.com.br/ir	28

Balance Sheet	6/30/09	3/31/10	6/30/10
TOTAL ASSETS	4,648	5,101	4,988
Current	1,638	1,915	1,849
Cash	13	639	491
Financial investments	622	196	198
Accounts Receivable	207	241	237
Recoverable Taxes	181	181	167
Inventories	47	27	16
Other Current Assets	569	631	740

Non-Current Assets	3,010	3,186	3,139

Long Term	1,081	1,156	1,158
Recoverable and Deferred Taxes	760	779	772
Assets in Escrow	0	0	21
Other	321	376	365
Property Plant and Equipment	977	1,179	1,162
Intagible Assets	952	851	819

TOTAL LIABILITIES	4,648	5,101	4,988

Current	605	926	787
Suppliers	301	547	358
Loans and Financing	7	27	37
Payroll and Related Accruals	7	6	6
Payable Taxes	90	88	87
Outstanding authorizations	96	0	105
Other Accounts Payable	103	258	194

Non-Current Liabilities	1,054	1,280	1,293

Long Term	1,054	1,280	1,293
Loans and Financing	311	530	519
Payable Taxes	45	70	81
Contingency Provisions	18	21	23
Outstanding authorizations	648	628	640
Other Accounts Payable	32	31	31
Shareholders’ Equity	2,989	2,895	2,907

RELEVANT INFORMATION

I) CVM instruction 358, article 12: The controlling shareholders, direct or indirect, and the shareholders electing members o the Board of Directors or the Statutory Audit Committee, as well as any individual or company, or group of people acting together or representing a similar interest, reaching participation, direct or indirect, of 5% (five per cent) or more of a type or class of shares representing the capital of a public company capital, must inform the CVM, and the Company in accordance with terms of the article.

Oi guides its shareholders to comply with the terms of article 12 of CVM Instruction 358, however it cannot be held responsible for the disclosure of information on acquisition or sale, by third parties, of participation that corresponds to 5% or more of a type or class of shares that represents its capital or that is entitled to rights over these shares and further securities issued.

07/29/2010	www.oi.com.br/ir	29

Shares TNE	Capital	Treasury	Controlling Shares	Free-Float
Common	130.611.732	3.020.880	68.504.187	59.086.665
Preferred	261.223.463	6.182.160	0	255.041.303

Total	391.835.195	9.203.040	68.504.187	314.127.968

Shares TMAR	Capital	Treasury	Controlling Shares	Free-Float
Common	107.063.093	0	104.227.873	2.835.220
Preferred (A)	130.487.295	223.500	104.329.417	25.934.378
Preferred (B)	1.063.967	0	6	1.063.961

Total	238.614.355	223.500	208.557.296	29.833.559

Shares BRTO	Capital	Treasury	Controlling Shares	Free-Float
Common	203.423.176	0	161.990.001	41.433.175
Preferred	399.597.370	13.231.556	128.675.049	257.690.765

Total	603.020.546	13.231.556	290.665.050	299.123.940

OBS: Shareholder structure as of june 30, 201

II) This Report contains forecast and/or estimates regarding future events. These projections were carefully compiled based on the present scenario and work in progress, together with the corresponding expectations. The use of forward-looking statements, such as, but not limited to: “project”, “estimate”, “expect”, “predict”, “plan”, “anticipate”, is intended to indicate possible trends that, inevitably, involve uncertainty and risk and whose future results may differ from current expectations. Oi cannot be held responsible for the transactions or investment decisions of third parties based on these forecasts and/or estimates. The information presented has not been audited and may therefore differ from the final audited results.

Oi – Investor Relations

Roberto Terziani	55 (21) 3131-1211	rterziani@oi.net.br
Bayard Gontijo	55 (21) 3131-1211	bayard.gontijo@oi.net.br
Marcelo Ferreira	55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Bernardo Guttmann	55 (21) 3131-1316	bernardo.guttmann@oi.net.br
Michelle Costa	55 (21) 3131-2918	michelle.costa@oi.net.br
Patricia Frajhof	55 (21) 3131-1315	patricia.frajhof@oi.net.br
Matheus Guimarães	55 (21) 3131-2871	matheus.guimaraes@oi.net.br

Global Consulting Group

Lucia Domville	1 (646) 284-9416	ldomville@hfgcg.com

07/29/2010	www.oi.com.br/ir	30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer